Exhibit 99.1

Yiren Digital Reports Second Quarter 2020 Financial Results

BEIJING — August 27, 2020 — Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading fintech company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Operational Highlights

Wealth Management—Yiren Wealth

•                          Cumulative number of investors served reached 2,223,250 as of June 30, 2020, representing an increase of 0.2% from 2,218,181 as of March 31, 2020 and compared to 2,185,513 as of June 30, 2019.

•                          Number of current investors was 195,211 as of June 30, 2020, representing a decrease of 11.5% from 220,568 as of March 31, 2020.

•                          Number of current non-P2P investors was 31,530 as of June 30, 2020, representing an increase of 19.7% from 26,346 as of March 31, 2020, and compared to 17,133 as of June 30, 2019.

•                          Total assets under administration (“AUA”) for P2P products on Yiren Wealth was RMB 25,896.8 million (US$3,665.4 million) as of June 30, 2020, representing a decrease of 15.2% from RMB 30,536.4 million as of March 31, 2020, and compared to RMB 43,249.9 million as of June 30, 2019.

•                          Total AUA for non-P2P products on Yiren Wealth was RMB 2,528.6 million (US$357.9 million) as of June 30, 2020, representing an increase of 47.6% from 1,713.1 million as of March 31, 2020,and compared to RMB 352.7 million as of June 30, 2019.

•                          Sales volume of non-P2P products amounted to RMB 2,186.2 million (US$309.4 million) in the second quarter of 2020, representing an increase of 1.1% from RMB 2,163.3 million in the first quarter of 2020 and compared to RMB 284.8 million in the same period of 2019.

Consumer Credit—Yiren Credit

•                          Total loan originations in the second quarter of 2020 reached RMB 2.4 billion (US$0.3 billion), representing an increase of 30.6% from RMB 1.8 billion in the first quarter of 2020 and compared to RMB 9.7 billion in the second quarter of 2019.

•                          Cumulative number of borrowers served reached 4,917,635 as of June 30, 2020, representing an increase of 2.2% from 4,810,184 as of March 31, 2020 and compared to 4,491,334 as of June 30, 2019.

•                          Number of borrowers served in the second quarter of 2020 was 107,568 representing a decrease of 6.8% from 115,420 in the first quarter of 2020 and compared to 135,246 in the second quarter of 2019.

•                          The percentage of loan volume generated by repeat borrowers was 0.3% in the second quarter of 2020.

•                          25.0% of loan originations were generated online in the second quarter of 2020.

•                          Total outstanding principal balance of performing loans reached RMB 33,454.4 million (US$4,735.2 million) as of June 30,2020, representing a decrease of 20.5% from RMB 42,063.0 million as of March 31,2020.

“With the pandemic still not far behind us and the changing market environment in the second quarter, we are making comprehensive progresses towards our business transition in our credit-tech business and have achieved meaningful scale in our wealth management business growth.” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital.

“For our credit-tech business, our new online product initiatives are tracking very well. Our new revolving loan product, Yi Xiang Hua, accounted for 13% of our total loan volume this quarter, growing over 500% quarter over quarter. Meanwhile, by leveraging our vast offline service network coverage, we are ramping up auto loans nicely, achieving a 51% growth from last quarter. Moreover, we have made great strides in repositioning our credit business by moving from a P2P funding model to a loan facilitation model. In the second quarter, 63% of loans facilitated were funded by institutional intuitional partners and we expect this proportion to reach close to 100% by the end of this year with a diversified partner base.”

“On wealth management business, we are seeing very strong growth momentum particularly for our fund products. As of June 30, 2020, the number of current non-P2P investors increased 20% from last quarter to 31,530, and total AUA for non-P2P products increased by 48% quarterly to RMB 2.5 billion. Moreover, , average AUA per investor for non-P2P products also sees steady growth, with average AUA per investor for bank’s fixed-income products exceeding RMB 100,000 and for funds over RMB 50,000, which is well above industry average”

“We are delighted to see a notable acceleration in loan originations from prior quarter to RMB 2.4 billion, thanks to our strategic initiatives this year in diversification of our loan products,” said Mr. Zhong Bi, Chief Financial Officer of Yiren Digital. “To provide relief to our borrowers who were significantly affected by the pandemic as well as medical workers who fought on the frontlines, we proactively granted a concession totaling RMB 245 million for over 50,000 borrowers in principal, interest and late fees, this represents a one-time hit to our revenue. On the balance sheet side, our cash position remains strong with approximately RMB 3.4 billion of cash and short-term investments as of June 30, 2020. “

“Thanks to our continued efforts in risk management, the delinquency rates have shown a progressive improving trend. 15-90 days delinquency has decreased to 5.5% as of June 30, 2020 from 8.9% as of March 31, 2020. 15-90 days delinquency further decreased to 5.2% as of July 31, 2020 as a result of our strengthened efforts in tightening controls and improving borrower’s credit quality.” said Mr. Michael Ji, Chief Risk Officer of Yiren Digital. “To mitigate the risk caused by covid-19 and help customers went through the financial hardship, we have launched 7 relating special collection projects in the second quarter, including continued ‘pandemic customer care program’, which offered payment relief for the customers who were hit by covid-19 and healthcare givers who were fighting the disease. These special collection projects helped us achieve a decline in NCL by over 10% as compared with projection at the beginning of the year, even facing the economic headwind. We will continue to strengthen our risk management and expect delinquency rates to further improve in the second half of the year.

Second Quarter 2020 Financial Results

Total amount of loans facilitated in the second quarter of 2020 was RMB 2,402.5 million (US$340.1 million), compared to RMB 9,673.8 million in the same period last year. As of June 30, 2020, the total outstanding principal amount of the performing loans was RMB 33.5 billion (US$4.7 billion), decreased by 20% from RMB 42.1 billion as of March 31, 2020.

Total net revenue in the second quarter of 2020 was RMB 754.7 million (US$106.8 million), compared to RMB 2,216.6 million in the same period last year. Revenue from Yiren Credit reached RMB 432.3 million (US$61.2 million), representing a decrease of 73% from RMB 1,624.3 million in the second quarter of 2019. Revenue from Yiren Wealth reached RMB 322.4 million (US$45.6 million), representing a decrease of 46% from RMB 592.4 million in the second quarter of 2019.

Sales and marketing expenses in the second quarter of 2020 were RMB 508.5 million (US$72.0 million), compared to RMB 1,208.6 million in the same period last year. Sales and marketing expenses in the second quarter of 2020 accounted for 21.2% of the total amount of loans facilitated, as compared to 12.5% in the same period last year mainly due to the decline of loan volume.

Origination and servicing costs in the second quarter of 2020 were RMB 165.2 million (US$23.4 million), compared to RMB 162.9 million in the same period last year. Origination and servicing costs in the second quarter of 2020 accounted for 6.9% of the total amount of loans facilitated, compared to 1.7% in the same period last year due to the decline of loan volume.

General and administrative expenses in the second quarter of 2020 were RMB 172.6 million (US$24.4 million), compared to RMB 175.5 million in the same period last year. General and administrative expenses in the second quarter of 2020 accounted for 22.9% of the total net revenue, compared to 7.9% in the same period last year.

Allowance for contract assets and receivables in the second quarter of 2020 were RMB 168.7 million (US$23.9 million), compared to RMB 500.9 million in the same period last year.

Income tax benefit in the second quarter of 2020 was RMB 47.6 million (US$6.7 million).

Net loss in the second quarter of 2020 was RMB 232.2 million (US$32.9 million), compared to net income of RMB 154.5 million in the same period last year.

Adjusted EBITDA (non-GAAP) in the second quarter of 2020 was net loss of RMB 269.4 million (US$38.1 million), compared to net income of RMB 239.9 million in the same period last year.

Basic income per ADS in the second quarter of 2020 was net loss of RMB 2.5 (US$0.4), compared to a basic income per ADS of RMB 1.7 in the same period last year.

Diluted income per ADS in the second quarter of 2020 was net loss of RMB 2.5 (US$0.4), compared to a diluted income per ADS of RMB 1.7 in the same period last year.

Net cash used in operating activities in the second quarter of 2020 was RMB 86.8 million (US$12.3 million), compared to net cash generated from operating activities of RMB 36.4 million in the same period last year.

Net cash used in investing activities in the second quarter of 2020 was RMB 164.6 million (US$23.3 million), compared to net cash provided by investing activities of RMB 240.9 million in the same period last year.

As of June 30, 2020, cash and cash equivalents was RMB 2,935.5 million (US$415.5 million), compared to RMB 3,195.0 million as of March 31, 2020. As of June 30, 2020, the balance of held-to-maturity investments was RMB 4.1 million (US$0.6 million), compared to RMB 4.4 million as of March 31, 2020. As of June 30, 2020, the balance of available-for-sale investments was RMB 513.0 million (US$72.6 million), compared to RMB 456.1 million as of March 31, 2020.

Delinquency rates. As of June 30, 2020, the delinquency rates for loans that are past due for 15-29 days, 30-59 days and 60-89 days were 1.4%, 2.0%, and 2.1%, respectively compared to1.6%, 4.1%, and 3.2%, as of March 31, 2020.

Cumulative M3+ net charge-off rates. As of June 30, 2020, the cumulative M3+ net charge-off rate for loans originated in 2017 was 16.7%, compared to 16.5% as of March 31, 2020. As of June 30, 2020, the cumulative M3+ net charge-off rate for loans originated in 2018 was 17.6%, compared to 15.8% as of March 31, 2020. As of June 30, 2020, the cumulative M3+ net charge-off rate for loans originated in 2019 was 9.4%, compared to 5.2% as of March 31, 2020.

Recent Development

Management Change

Mr. Zhong Bi has resigned from his position as the Company’s Chief Financial Officer (“CFO”) to pursue other opportunities, effective on September 10, 2020. The board of directors of the Company has appointed Ms. Na Mei as the Company’s new CFO, effective on September 10, 2020. Over the past two months, Ms. Mei has been working with Mr. Bi on daily CFO duties to ensure a smooth transition.

Ms. Mei joined CreditEase Consumer Credit Division, now part of Yiren Digital, in 2015. She has served as the financial controller for this business unit and the head of business finance department. Prior to joining CreditEase, Ms. Mei had worked 12 years at PricewaterhouseCoopers. She brought in seasoned experience in finance management, taxation, internal control and consulting, along with years of first-hand exposure dealing with publicly listed companies in China and abroad. Ms. Mei obtained her bachelor’s degree from Capital Economic University and is a certified public accountant.

2020 Share Incentive Plan

Yiren Digital adopted a 2020 share incentive plan (the “2020 Plan”) in the second quarter of 2020. The 2020 Plan has a ten-year term, and has a maximum number of 18,560,000 ordinary shares available for issuance pursuant to all awards under the 2020 Plan. Yiren Digital may grant restricted share units and other form of awards pursuant to the 2020 Plan. In connection with the adoption of the 2020 Plan and to prevent dilution to existing shareholders, CreditEase Holdings (Cayman) Limited, the parent company of Yiren Digital, will surrender for cancellation and for nil consideration 18,560,000 ordinary shares of US$0.0001 par value each standing in its name in the register of members of Yiren Digital.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 7.0651 to US$1.00, the effective noon buying rate on June 30, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on August 27, 2020 (or 8:00 a.m. Beijing/Hong Kong Time on August 28, 2020).

Participants who wish to join the call should register online in advance of the conference at:

http://apac.directeventreg.com/registration/event/9992747

Please note the Conference ID number of 9992747.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

A replay of the conference call may be accessed by phone at the following numbers until September 3, 2020:

International	+61 2-8199-0299
U.S.	+1 646-254-3697
Replay Access Code:	9992747

Additionally, a live and archived webcast of the conference call will be available at ir.yirendai.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital’s ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading fintech company in China, providing both credit and wealth management services. For its credit business, the Company provides an effective solution to address largely underserved investor and individual borrower demand in China through online and offline channels to efficiently match borrowers with investors and execute loan transactions. Yiren Digital deploys a proprietary risk management system, which enables the Company to effectively assess the creditworthiness of borrowers, appropriately price the risks associated with borrowers, and offer quality loan investment opportunities to investors. Yiren Digital’s marketplace provides borrowers with quick and convenient access to consumer credit at competitive prices and investors with easy and quick access to an alternative asset class with attractive returns. For its wealth management business, the Company targets China’s mass affluent population and strives to provide customized wealth management services, with a combination of long-term and short-term targets as well as different types of investments, ranging from cash and fixed-income assets, to funds and insurance. For more information, please visit ir.Yirendai.com.

For investor and media inquiries, please contact:

Yiren Digital

Investor Relations

Email: ir@Yirendai.com

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	1,237,718	358,541	171,084	24,215	2,292,764	529,625	74,964
Post-origination services	241,321	146,520	126,477	17,902	537,600	272,997	38,640
Account management services	549,024	413,166	300,720	42,564	1,037,364	713,886	101,044
Others	188,577	105,433	156,408	22,138	329,320	261,841	37,061
Total net revenue	2,216,640	1,023,660	754,689	106,819	4,197,048	1,778,349	251,709
Operating costs and expenses:
Sales and marketing	1,208,647	616,441	508,466	71,969	2,336,592	1,124,907	159,220
Origination and servicing	162,945	102,918	165,183	23,380	335,068	268,101	37,947
General and administrative	175,534	149,041	172,568	24,425	433,241	321,609	45,521
Allowance for contract assets and receivables	500,861	143,385	168,708	23,879	691,965	312,093	44,174
Total operating costs and expenses	2,047,987	1,011,785	1,014,925	143,653	3,796,866	2,026,710	286,862
Other income/(expenses):
Interest income, net	25,213	25,116	16,950	2,399	49,088	42,066	5,954
Fair value adjustments related to Consolidated ABFE	5,787	(26,020)	(32,957)	(4,665)	40,785	(58,977)	(8,348)
Others, net	17,480	12,184	(3,510)	(496)	177,703	8,674	1,228
Total other income/(expenses)	48,480	11,280	(19,517)	(2,762)	267,576	(8,237)	(1,166)
Income/(loss) before provision for income taxes	217,133	23,155	(279,753)	(39,596)	667,758	(256,598)	(36,319)
Share of results of equity investees	(816)	—	—	—	(5,773)	—	—
Income tax expense/(benefit)	61,856	3,936	(47,558)	(6,731)	138,390	(43,622)	(6,174)
Net income/(loss)	154,461	19,219	(232,195)	(32,865)	523,595	(212,976)	(30,145)

Weighted average number of ordinary shares outstanding, basic	184,608,337	185,600,961	185,613,735	185,613,735	184,865,964	185,607,348	185,607,348
Basic income/(loss) per share	0.8367	0.1036	(1.2510)	(0.1771)	2.8323	(1.1475)	(0.1624)
Basic income/(loss) per ADS	1.6734	0.2072	(2.5020)	(0.3542)	5.6646	(2.2950)	(0.3248)

Weighted average number of ordinary shares outstanding, diluted	186,667,233	186,166,429	185,613,735	185,613,735	186,621,626	185,607,348	185,607,348
Diluted income/(loss) per share	0.8275	0.1032	(1.2510)	(0.1771)	2.8057	(1.1475)	(0.1624)
Diluted income/(loss) per ADS	1.6550	0.2064	(2.5020)	(0.3542)	5.6114	(2.2950)	(0.3248)

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	36,352	557,762	(86,768)	(12,281)	(622,083)	470,994	66,664
Net cash provided by/(used in) investing activities	240,896	(524,479)	(164,623)	(23,302)	(9,035)	(689,102)	(97,537)
Net cash (used in)/provided by financing activities	(73,385)	(65,637)	39,905	5,648	420,004	(25,732)	(3,642)
Effect of foreign exchange rate changes	1,532	1,206	(86)	(12)	(664)	1,120	159
Net increase/(decrease) in cash, cash equivalents and restricted cash	205,395	(31,148)	(211,572)	(29,947)	(211,778)	(242,720)	(34,356)
Cash, cash equivalents and restricted cash, beginning of period	2,617,311	3,269,142	3,237,994	458,308	3,034,484	3,269,142	462,717
Cash, cash equivalents and restricted cash, end of period	2,822,706	3,237,994	3,026,422	428,361	2,822,706	3,026,422	428,361

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD

Cash and cash equivalents	3,198,086	3,194,993	2,935,543	415,498
Restricted cash	71,056	43,001	90,879	12,863
Accounts receivable	3,398	33,902	27,309	3,865
Contract assets, net	2,398,685	1,873,548	1,356,886	192,055
Contract cost	160,003	149,917	145,809	20,638
Prepaid expenses and other assets	1,333,221	868,462	1,134,257	160,545
Loans at fair value	418,492	313,267	246,475	34,886
Financing receivables	29,612	33,381	54,876	7,767
Amounts due from related parties	988,853	1,583,859	1,560,376	220,857
Held-to-maturity investments	6,627	4,399	4,126	584
Available-for-sale investments	460,991	456,061	513,013	72,612
Property, equipment and software, net	195,855	188,880	184,957	26,179
Deferred tax assets	45,407	42,084	49,051	6,943
Right-of-use assets	334,134	291,028	224,067	31,715
Total assets	9,644,420	9,076,782	8,527,624	1,207,007
Accounts payable	43,583	39,068	40,324	5,708
Amounts due to related parties	106,645	112,034	184,325	26,090
Liabilities from quality assurance program and guarantee	4,397	3,487	2,660	377
Deferred revenue	358,203	254,933	190,712	26,994
Accrued expenses and other liabilities	2,338,745	1,946,205	1,981,040	280,397
Refund liability	1,801,535	1,760,942	1,501,318	212,497
Deferred tax liabilities	218,888	216,304	162,016	22,932
Lease liabilities	282,334	259,197	205,056	29,024
Total liabilities	5,154,330	4,592,170	4,267,451	604,019
Ordinary shares	121	121	121	17
Additional paid-in capital	5,038,691	5,045,268	5,050,226	714,813
Treasury stock	(37,097)	(37,097)	(37,097)	(5,251)
Accumulated other comprehensive income	21,855	18,671	23,474	3,323
Accumulated deficit	(533,480)	(542,351)	(776,551)	(109,914)
Total equity	4,490,090	4,484,612	4,260,173	602,988
Total liabilities and equity	9,644,420	9,076,782	8,527,624	1,207,007

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of investors and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of p2p investment	11,939,582	5,203,747	4,017,751	568,676	23,375,170	9,221,497	1,305,218
Number of p2p investors	157,973	78,256	63,066	63,066	320,054	108,252	108,252
Amount of non-p2p investment	284,782	2,163,313	2,186,210	309,438	613,490	4,349,523	615,635
Number of non-p2p investors	10,235	18,809	30,392	30,392	19,370	39,443	39,443
Amount of loans facilitated	9,673,818	1,839,454	2,402,494	340,051	20,608,740	4,241,948	600,409
Number of borrowers	135,246	115,420	107,568	107,568	280,634	220,731	220,731
Remaining principal of performing loans	58,071,303	42,063,039	33,454,423	4,735,166	58,071,303	33,454,423	4,735,166

Segment Information
Wealth management:
Revenue	592,378	415,876	322,381	45,630	1,113,812	738,257	104,493
Sales and marketing expenses	213,168	67,326	45,454	6,434	357,072	112,780	15,963

Consumer credit:
Revenue	1,624,262	607,784	432,308	61,189	3,083,236	1,040,092	147,216
Sales and marketing expenses	995,479	549,115	463,012	65,535	1,979,520	1,012,127	143,257

Reconciliation of Adjusted EBITDA
Net income/(loss)	154,461	19,219	(232,195)	(32,865)	523,595	(212,976)	(30,145)
Interest income, net	(25,213)	(25,116)	(16,950)	(2,399)	(49,088)	(42,066)	(5,954)
Income tax expense/(benefit)	61,856	3,936	(47,558)	(6,731)	138,390	(43,622)	(6,174)
Depreciation and amortization	31,112	27,171	24,368	3,449	63,614	51,539	7,295
Share-based compensation	17,732	4,541	2,954	418	32,431	7,495	1,061
Adjusted EBITDA	239,948	29,751	(269,381)	(38,128)	708,942	(239,630)	(33,917)
Adjusted EBITDA margin	10.8%	2.9%	-35.7%	-35.7%	16.9%	-13.5%	-13.5%

Delinquency Rates

	Delinquent for
	15-29 days	30-59 days	60-89 days
All Loans
December 31, 2015	0.7%	1.2%	0.9%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.8%	1.0%	0.8%
December 31, 2018	1.0%	1.8%	1.7%
December 31, 2019	1.2%	2.0%	1.7%
March 31, 2020	1.6%	4.1%	3.2%
June 30, 2020	1.4%	2.0%	2.1%

Online Channels
December 31, 2015	0.5%	0.8%	0.6%
December 31, 2016	0.5%	0.9%	0.8%
December 31, 2017	1.1%	1.1%	0.9%
December 31, 2018	1.2%	2.3%	2.2%
December 31, 2019	1.6%	2.9%	2.5%
March 31, 2020	1.9%	5.2%	3.8%
June 30, 2020	1.4%	2.4%	2.7%

Offline Channels
December 31, 2015	0.7%	1.2%	1.0%
December 31, 2016	0.6%	0.9%	0.8%
December 31, 2017	0.6%	0.9%	0.7%
December 31, 2018	0.9%	1.6%	1.5%
December 31, 2019	1.0%	1.7%	1.5%
March 31, 2020	1.6%	3.7%	3.1%
June 30, 2020	1.4%	1.8%	2.0%

Net Charge-Off Rate

Loan Issued Period	Amount of Loans Facilitated During the Period	Accumulated M3+ Net Charge-Off as of June 30, 2020	Total Net Charge-Off Rate as of June 30, 2020
	(in RMB thousands)	(in RMB thousands)
2015	53,143,029	4,441,696	8.4%
2016	53,805,112	5,057,850	9.4%
2017	69,883,293	11,693,408	16.7%
2018	63,176,149	11,131,294	17.6%
2019	39,103,048	3,688,712	9.4%
2020Q1	1,320,428	6,388	0.5%

M3+ Net Charge-Off Rate

Loan Issued Period	Month on Book
	4	7	10	13	16	19	22	25	28	31	34
2015Q1	0.8%	2.0%	3.4%	4.7%	5.7%	6.5%	7.1%	7.5%	7.7%	7.8%	7.8%
2015Q2	0.8%	2.3%	3.8%	5.2%	6.4%	7.3%	7.9%	8.3%	8.5%	8.7%	8.8%
2015Q3	0.4%	1.6%	3.1%	4.4%	5.6%	6.5%	7.1%	7.6%	7.9%	8.1%	8.4%
2015Q4	0.4%	1.6%	3.1%	4.4%	5.5%	6.3%	6.9%	7.4%	7.9%	8.3%	8.5%
2016Q1	0.3%	1.2%	2.5%	3.6%	4.5%	5.2%	5.8%	6.4%	7.0%	7.4%	7.6%
2016Q2	0.4%	1.6%	3.1%	4.3%	5.2%	6.0%	6.8%	7.6%	8.1%	8.4%	8.7%
2016Q3	0.3%	1.6%	3.1%	4.3%	5.4%	6.6%	7.8%	8.6%	9.2%	9.5%	9.8%
2016Q4	0.2%	1.5%	2.9%	4.4%	5.9%	7.4%	8.4%	9.3%	10.0%	10.4%	10.7%
2017Q1	0.3%	1.5%	3.2%	5.1%	7.1%	8.6%	9.8%	10.8%	11.5%	12.0%	12.2%
2017Q2	1.1%	2.9%	5.6%	8.4%	10.4%	12.1%	13.5%	14.5%	15.3%	15.8%	16.0%
2017Q3	0.3%	2.9%	6.4%	9.1%	11.6%	13.6%	15.0%	16.2%	16.9%	17.5%
2017Q4	0.5%	3.9%	7.3%	10.5%	13.2%	15.3%	16.9%	18.0%	18.8%
2018Q1	0.4%	3.0%	6.6%	10.1%	12.9%	15.2%	16.9%	18.2%
2018Q2	0.5%	3.6%	7.4%	10.8%	13.6%	15.8%	17.7%
2018Q3	0.4%	3.0%	6.2%	9.1%	11.7%	13.9%
2018Q4	0.3%	2.5%	5.6%	8.6%	11.7%
2019Q1	0.2%	2.5%	5.6%	9.0%
2019Q2	0.3%	2.9%	6.9%
2019Q3	0.3%	3.4%
2019Q4	0.3%